EXHIBIT 4.6

DESCRIPTION OF CAPITAL STOCK

The following description of capital stock of Meta Materials Inc. (the “Company,” “we,” “us” and “our”) summarizes certain provisions of our articles of incorporation, as amended (the “Articles of Incorporation”), and our amended and restated bylaws (the “Bylaws”). The description is intended as a summary, and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws, copies of which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 200,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of December 31, 2021, there were approximately 284,573,316 shares of Common Stock outstanding (including 1,872,750 shares of unvested restricted stock), and 164,923,363 shares of Preferred Stock which consist of 164,923,363 designated shares of Series A Non-Voting Preferred Stock and 0 designated shares of Series B Special Voting Preferred Stock, each as described below. Additionally, we currently have warrants and stock options outstanding that are exercisable into a total of approximately 18,509,876 shares of Common Stock.

Common Stock

Voting Rights

The rights of all holders of the Common Stock are identical in all respects. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders.

Right to Receive Liquidation Distributions

Upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all aspects of the Company that are legally available for distribution, after payment of or provision for all debts and liabilities and after payment to the holders of Preferred Stock, if any.

No Preemptive or Similar Rights

The holders of the Common Stock do not have preemptive subscription, redemption or conversion rights under our Articles of Incorporation.

No Cumulative Voting

Cumulative voting in the election of Directors is not permitted. There are no sinking fund provisions applicable to the Common Stock.

Fully Paid

The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Preferred Stock

Our Board of Directors can, without approval of our stockholders, issue one or more series of Preferred Stock and determine the number of shares of each series and the rights, preferences, and limitations of each series. The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of our authorized Preferred Stock. If we offer Preferred Stock, a more specific description will be filed with the SEC, and the designations and rights of such Preferred Stock will be described in a prospectus supplement, including the following terms:

●	the series, the number of shares offered, and the liquidation value of the Preferred Stock;

●	the price at which the Preferred Stock will be issued;

●	the dividend rate, the dates on which the dividends will be payable, and other terms relating to the payment of dividends on the Preferred Stock;

●	the liquidation preference of the Preferred Stock;

●	the voting rights of the Preferred Stock;

●	whether the Preferred Stock is redeemable, or subject to a sinking fund, and the terms of any such redemption or sinking fund;

●	whether the Preferred Stock is convertible, or exchangeable for any other securities, and the terms of any such conversion or exchange; and

●	any additional rights, preferences, qualifications, limitations, and restrictions of the Preferred Stock.

The description of the terms of the Preferred Stock that will be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the certificate of designation relating to the applicable series of Preferred Stock. The registration statement, of which this prospectus forms a part, will incorporate by reference the certificate of designation as an exhibit.

Undesignated Preferred Stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest,

merger, or otherwise and to thereby protect the continuity of our management. The issuance of shares of Preferred Stock may adversely affect the rights of the holders of our Common Stock. For example, any Preferred Stock issued may:

●	rank prior to our Common Stock as to dividend rights, liquidation preference, or both;

●	have full or limited voting rights; and

●	be convertible into shares of Common Stock.

As a result, the issuance of shares of Preferred Stock may:

●	discourage bids for our Common Stock; or

●	otherwise adversely affect the market price of our Common Stock or any then existing Preferred Stock.

Any Preferred Stock will, when issued, be fully paid and non-assessable.

Series A Preferred Stock

In connection with the Arrangement Agreement with Meta, on June 11, 2021, our Board of Directors of directors formally declared a dividend, or the Preferred Dividend, on a one-for-one basis, of shares of our Series A Preferred Stock to the holders of Common Stock as of the close of business on June 24, 2021 (subject to adjustment for any reverse split of our Common Stock after the record date but before the dividend is paid). On June 14, 2021, we filed the Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Preferred Stock, as modified by a Certificate of Correction filed on June 15, 2021, or the Series A Certificate of Designation, with the Secretary of State of the State of Nevada, and designated 199,500,000 shares of Preferred Stock as Series A Preferred Stock. Pursuant to the Series A Certificate of Designation, following the Effective Time, the holders of Series A Preferred Stock may become entitled to certain dividends based on the net proceeds from the sale of any O&G Assets, subject to certain holdbacks. Such asset sales must occur prior to the Sale Expiration Date. Following the Sale Expiration Date, subject to certain conditions, the combined company will effect a spin-off of any remaining O&G Assets to the holders of Series A Preferred Stock. A more detailed description of the preferences, rights and limitations of the Series A Preferred Stock is set forth in the Definitive Proxy Statement we filed with the SEC on May 7, 2021. The foregoing description of the Series A Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on June 16, 2021.

Series B Preferred Stock

On June 14, 2021, we also filed the Certificate of Designation of Preferences, Rights and Limitations, or the Series B Certificate of Designation, of Series B Preferred Special Voting Preferred Stock, or the Special Voting Share, with the Secretary of State of the State of Nevada, and designated one share of Preferred Stock as the Special Voting Share. In connection with the Arrangement, Meta shareholders may elect to receive either shares of Common Stock or Exchangeable Shares in exchange for such holder’s Meta common shares. Immediately prior to the Effective Time, the Special Voting Share will be issued to a trustee and, while it is outstanding, will enable holders of Exchangeable Shares to cast votes on matters for which holders of the stockholders of the combined company are entitled to vote, and to receive dividends that are economically equivalent to any dividends declared with respect to the Common Stock of the combined company. A more detailed description of the preferences, rights and limitations of the Special Voting Share is set forth in the Definitive Proxy Statement we filed with the SEC on May 7, 2021. The foregoing description of the Series B Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC on June 16, 2021.

No Cumulative Voting

Holders of shares of Common Stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of Common Stock do not have cumulative voting rights, which mean that the holders of more than 50% of our outstanding voting securities can elect all of the directors of the Company.

Dividend Policy

The holders of the Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of directors out of legally available funds.

The payment by us of dividends, if any, in the future rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.

We have neither declared nor paid any cash dividends on our preferred or Common Stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our preferred or Common Stock.

Anti-Takeover Provisions

Our Bylaws and Nevada law include certain provisions which may have the effect of delaying or deterring a change in control or in our management or encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized blank check Preferred Stock, restrictions on business combinations, and the availability of authorized but unissued Common Stock.

Listing

Our Common Stock is listed on the NASDAQ Capital Market under the symbol “MMAT.”

Transfer Agent

The transfer agent for our Common Stock is American Stock Transfer & Trust Company, LLC.